

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2010

Mr. Richard R. Lavin
Executive Vice President and Secretary
Cole Advisor Corporate Income REIT, Inc.
2575 East Camelback Road, Suite 500
Phoenix, AZ 85016

> **Re:** **Cole Advisor Corporate Income REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 22, 2010**
> **File No. 333-169535**

Dear Mr. Lavin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you

have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

3.   We note that you may conduct the share redemption plan during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. You may contact the Division of Market Regulation to the extent you have questions as to whether the program is entirely consistent with that class exemption.

4.   Please discuss how you determined the initial offering price of $10. Refer to Item 505 of Regulation S-K.

Prospectus Cover Page

5.   We note that you plan to conduct a continuous offering of your shares for an indefinite period of time. Please remove this statement as the current registration statement will only be effective for a period of up to three years, as noted by your disclosure on page 148.

6.   The cover page is dense and difficult to read. Please revise to limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision and confirm that the cover page will be one page in length. Also, please note that the font size should be at least 10-point modern type. Please refer to Rule 420 of Regulation C.

7.   Your second and third bullet points should be revised to provide more brevity. Also, after revising the third bullet point, please clarify that you are not required by the terms of your charter to effect a liquidity event at any time in the future.

Questions and Answers About This Offering, page 1

8.   To the extent information presented in this subsection is addressed in the prospectus summary or repeated verbatim from other sections, please revise to limit the use of repetition. Please refer to note 4 to Rule 421(b) of Regulation C.

How is your sponsor and advisor's investment approach different from other non-traded REITs, page 2

9.   It is not clear how the information presented in this answer actually illustrates how you are different from other non-traded REITs. Please clarify your basis for the implication

that there are not other REITs that utilize similar strategies and have sponsors and advisors with similar experiences.

What is an open-ended non-exchange traded REIT, page 3

10.   If there are no other companies similar to yours, please revise this Q&A and other references to open-ended REITs to clarify that there are no similar investment vehicles currently available.

How is an investment in shares of your common stock different from investing in shares of a listed REIT, page 3

11.   You specifically refer to yourself as a "direct investment in real estate." It is not clear why a listed REIT that also invests in similar properties would not be considered a "direct investment in real estate." Please clarify. Also, your disclosure implies that an investment in you does not correlate with the stock market and has less volatility. Please revise to clarify that the reduced correlation and volatility are also due to the lack of liquidity and a trading market.

12.   Please revise to explain your implication that your valuations are more accurate than market valuations.

Prospectus Summary, page 13

13.   Please define what you mean by "America's leading corporations," referred to on page 13.

14.   We refer to your statement on page 14 that you "expect that approximately 100% of [y]our gross offering proceeds will be available for investment." We further note that several of your fees, for example the distribution fee and organization and offering fee, are based on the number of shares outstanding. As it appears that you will be required to pay fees prior to investing offering proceeds, please tell us how 100% of gross offering proceeds will be available for investment, or remove this language.

Valuation Policies, page 17

15.   Please confirm that you will identify your independent valuation expert at such time as you have entered into an agreement with the expert.

Distributions, page 20

16.   We note your disclosure on page 119 that you intend to commence distributions the first quarter after the end of the escrow period. Please revise to clarify if you will have sufficient cash flow from operations after the first quarter to satisfy such distributions. If

not, please clarify that such distributions would likely be from offering proceeds or
borrowings.

Leverage, page 20

17.   We note your reference here to a target leverage of 50%. On page 67, we note a
reference to 60%. Please tell us how the noted disclosures are consistent.

Statements Regarding Forward-Looking Information, page 54

18.   We refer to the initial sentence in this section, which states that "[c]ertain statements
contained in or incorporated by reference into this prospectus including, without
limitation, those related to our future operations, constitute forward-looking statements."
This statement is overly broad as it could include statements that do not relate to future
operations. Please revise. In addition, per Instruction VII to Form S-1, you are not
eligible to incorporate by reference into the registration statement, nor does it appear that
you have incorporated any information by reference. Please advise us as to why you
have included this language.

Use of Proceeds, page 55

19.   On page 31, you disclose that payment of fees to your advisor and dealer manager will
reduce your cash available for investment. To the extent that you incur the asset-based
distribution fee, such funds would not be available for investment. As such, please tell us
why you should not include an estimated amount for such expense within the table
disclosed here.

Valuation Policies, page 73

20.   We note that your board has not yet adopted the guidelines to be used by the independent
valuation expert. Please revise to clarify if you will inform investors of such guidelines,
once established, so that they can place the valuations used to determine NAV into
context.

21.   Please revise to clarify if you will provide notification and a discussion of the basis when
you make a change in the independent valuation expert.

22.   Please revise to discuss how the valuation expert will be compensated and whether the
compensation structure creates a conflict of interest.

Calculation of our NAV Per Share, page 75

23.   On page 148, we note that the price of your shares will vary from day to day and on any
given day will equal your NAV divided by the number of shares outstanding. Please

revise to clarify the frequency with which you will update your NAV within a given quarter.

The Advisor, page 83

24.   Please revise to clarify if the advisor has any other personnel other than those listed on page 84. Also, please clarify whether your advisor is currently capable of fulfilling all of its duties and obligations owed to you and if any other party, related or unrelated, will be employed to fulfill such duties.

Compensation, page 91

25.   We note that you have not included any acquisition or disposition fees related to future property transactions. Please clarify if you will not incur any transaction related fees, even in the form of reimbursements, for the services outlined in the advisory agreement.

26.   We note that you will provide reimbursements to your advisor for the costs and expenses it incurs in providing services to you. Please clarify the services to be received in exchange for the management fee in light of the broad possibilities for reimbursements.

27.   On page 40, you disclose your advisor's intention to engage a third party to manage your properties. Please clarify if the third party will be paid out of the management fees received by your advisor or if you will reimburse the third party's full fees.

Certain Conflict Resolution Procedures, page 104

28.   In the first bullet point you note that you may sell or lease properties to related parties. In buying properties from related parties, you have limited the price to either cost or appraisal value. Please revise to clarify if similar limitations exist when selling or leasing properties to related parties.

Prior Performance Summary, page 107

29.   Please confirm to us that you have disclosed all major adverse business developments of your prior programs that would be material to investors in this offering. We note your statements that some prior programs have "occasionally been adversely affected by the cyclical nature of the real estate market," and that you have provided one example of such a program.

30.   Please add a separate subheading entitled "Adverse Developments" to your adverse business developments discussion.

<u>Distributions, page 119</u>

31.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

<u>Material U.S. Federal Income Tax Considerations, page 126</u>

<u>Taxation of Our Company, page 126</u>

32.   Please note that you are required to file a final tax opinion prior to effectiveness. Refer to Item 601(b)(8) of Regulation S-K. Please also revise your disclosure to state that you have received an opinion from your tax counsel.

<u>Compensation of Our Dealer Manager…., page 149</u>

33.   Please tell us why you are not able to provide an estimate of these fees with your disclosure on page 91 based on the maximum amount sold and assuming that your NAV remains at $10/share or based on the 10% and 15% limitations.

<u>Prior Performance Tables</u>

34.   To the extent the disclosure on pages A-1 and A-2 repeat disclosure already included in your prior performance summary section, please revise to limit such repetition.

<u>Exhibit Index, page II-93</u>

35.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

36.   We note that the majority of exhibits are listed as "form of" agreements. Please all tell us why you are unable to file final agreements prior to effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Pokorny, Staff Accountant, at (202) 551-3714 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Ettore A. Santucci, Esq.
        Goodwin Proctor LLP